William J. Tuttle, P.C. To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

September 26, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen Smiley and Lauren Hamilton

Re:	Oaktree Strategic Credit Fund
Registration Statement on Form N-14
File No. 333-281045

Dear Ladies and Gentlemen:

On behalf of Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-14, filed on September 24, 2024, in a call on September 25, 2024 between Lauren Hamilton of the Staff and William J. Tuttle of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comment is included in this letter, with the comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

1.	Please state that the auditor’s consent has been previously filed, rather than incorporating such consent by reference to Pre-Effective Amendment No. 1 to the Registration Statement.

Response: As requested, the Fund has revised the Registration Statement to state that the auditor’s consent has been previously filed, rather than incorporating such consent by reference to Pre-Effective Amendment No. 1 to the Registration Statement.

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United States Securities and Exchange Commission

September 26, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Strategic Credit Fund
William G. Farrar, Sullivan & Cromwell LLP
Erin M. Lett, Kirkland & Ellis LLP